

December 7, 2010

Mr. James McCubbin
Chief Financial Officer
Widepoint Corporation
18W100 22nd St.
Oakbrook Terrace, IL 60181
Also via fax at (443)782-0096

> **Re: Widepoint Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for Quarterly Period Ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 001-33035**

Dear Mr. McCubbin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 1, 2010.

Form 10-K for Fiscal Year Ending December 31, 2009

Notes to the Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page F-11

1.   We note your response to our prior comments 2 and 3. In an effort to further understand the significance of your software and multiple element arrangements, please tell us how much revenue was generated in the nine months ended September 30, 2010 in arrangements accounted for under software revenue recognition guidance as well as the

amount of revenue generated from multiple element arrangements for each of the following: PKI, when the company controls the issuance of the credentials; PKI, when the customer controls the issuance of the credentials; Protexx products; and transactions in the Advanced Response Concepts subsidiary.

2.   We reissue part of our prior comment 4 to tell us if you have multiple element arrangements aside from your PKI related contracts and if so, then please tell us how you considered describing the nature of such arrangements. If not, then please clarify your disclosure in future filings that the PKI related contracts are your only multiple element arrangements.

3.   Additionally, we note from your response to our prior comment 4 where you state the value of your undelivered elements is allocated based upon the price charged for the same element when sold separately. We further note that you consider historical pricing for volume discounts based upon the size of the contract and apply such over each element. Please clarify and expand further on how you establish vendor specific objective evidence. In this regard, you seem to indicate that pricing is not standard for the undelivered elements and if pricing varies from customer to customer how can you reasonably estimate fair value. Please include in your response the process you use to evaluate the various factors that affect how you establish VSOE for each of the multiple elements (i.e., maintenance and professional services) for each product line in your arrangements, including customer type, purchase volume, geographic region, etc. pursuant to ASC 985-605-25-6. In your response, please tell us the volume of stand-alone sales used in your most recent VSOE analysis. If you assessed VSOE based on a bell-shaped-curve approach, please tell us the percentage of stand-alone sales that fall within a narrow range of the median price.

Form 10-Q for Quarterly Period Ended September 30, 2010

Notes to the Financial Statements

Note 2. Significant Accounting Policies, page 6

4.   You disclose that you will adopt ASU 2009-13 prospectively. However you state that it was determined there was no material impact upon adoption based on your current revenue arrangements. It is unclear from these disclosures whether or not you have early adopted this guidance. Please confirm for us whether you have early adopted ASU 2009-13, and if so, your considerations of the disclosures required by ASC 605-25-65. If you have not yet adopted this new guidance, please clarify your disclosures in your Form 10-K for fiscal year ended December 31, 2010. Additionally, we have similar concerns for your disclosures regarding adoption of ASU 2009-14. Please address them separately in your response.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief